UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 28, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI LIMITED ANNOUNCES CHANGES TO ITS
BOARD OF DIRECTORS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 - JSE share code: ANG
CUSIP: 035128206 - NYSE share code: AU
JSE Bond Company Code - BIANG

28 May 2019
NEWS RELEASE
ANGLOGOLD ASHANTI ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, AngloGold Ashanti is
pleased to announce the appointment of Ms Maria Ramos as an independent non-executive director to its board of directors, effective 1 June 2019. Ms Ramos will serve as a member of the Investment Committee and the Social and Ethics and Sustainability Committee.

Ms Ramos has extensive commercial experience within the banking industry and has occupied prominent roles in South Africa, including transforming SA's Treasury into one of the most efficient and effective state departments in the post-apartheid administration. Most recently, Ms Ramos served as the Chief Executive
Officer of Absa Group Limited, a diversified financial services group with operations in 12 African markets.
She retired at the end of February 2019.
"I'm delighted to welcome Maria to the AngloGold Ashanti Board," AngloGold Ashanti Chairman Sipho
Pityana said. "Maria's diverse background and extensive experience will add further depth to the Board's financial and strategic capabilities."

ENDS
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2019
By: /s/ M E SANZ PEREZ
Name:
Title:
M E Sanz Perez
EVP: Group Legal, Commercial & Governance
AngloGold Ashanti Limited